                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 6)1

                              ANGELICA CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    034663104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 22, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-------------------------                      ---------------------------------
CUSIP No. 034663104                13D                       Page 2 of 7 Pages
-------------------------                       --------------------------------

================== =============================================================
      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
------------------ -------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                        (b) / /
------------------ -------------------------------------------------------------
      3            SEC USE ONLY

------------------ -------------------------------------------------------------
      4            SOURCE OF FUNDS*
                          WC
------------------ -------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
------------------ -------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
------------------ ------------- ----------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
 BENEFICIALLY                           1,237,950
  OWNED BY
    EACH
  REPORTING        ------------- ----------------------------------------------
 PERSON WITH           8            SHARED VOTING POWER

                                        - 0 -
                   ------------- ----------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                        1,237,950
                   ------------- ----------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                        - 0 -
----------------- --------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            1,237,950
----------------- --------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                   / /
----------------- --------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          13.8%
----------------- --------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                          PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                      ---------------------------------
CUSIP No. 034663104                13D                       Page 3 of 7 Pages
-------------------------                       --------------------------------

================== =============================================================
      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS, L.L.C.
------------------ -------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                        (b) / /
------------------ -------------------------------------------------------------
      3            SEC USE ONLY

------------------ -------------------------------------------------------------
      4            SOURCE OF FUNDS*
                          OO
------------------ -------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
------------------ -------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
------------------ ------------- ----------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
 BENEFICIALLY                           1,237,950
  OWNED BY
    EACH
  REPORTING        ------------- ----------------------------------------------
 PERSON WITH           8            SHARED VOTING POWER

                                        - 0 -
                   ------------- ----------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                        1,237,950
                   ------------- ----------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                        - 0 -
----------------- --------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            1,237,950
----------------- --------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                   / /
----------------- --------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          13.8%
----------------- --------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                          OO
================= ==============================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                      ---------------------------------
CUSIP No. 034663104                13D                       Page 4 of 7 Pages
-------------------------                       --------------------------------

================== =============================================================
      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         WARREN G. LICHTENSTEIN
------------------ -------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                        (b) / /
------------------ -------------------------------------------------------------
      3            SEC USE ONLY

------------------ -------------------------------------------------------------
      4            SOURCE OF FUNDS*
                          OO
------------------ -------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
------------------ -------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
------------------ ------------- ----------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
 BENEFICIALLY                           1,237,950
  OWNED BY
    EACH
  REPORTING        ------------- ----------------------------------------------
 PERSON WITH           8            SHARED VOTING POWER

                                        - 0 -
                   ------------- ----------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                        1,237,950
                   ------------- ----------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                        - 0 -
----------------- --------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            1,237,950
----------------- --------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                   / /
----------------- --------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          13.8%
----------------- --------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                          IN
================= ==============================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                      ---------------------------------
CUSIP No. 034663104                13D                       Page 5 of 7 Pages
-------------------------                       --------------------------------

          The following  constitutes  Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate  purchase price of the 1,237,950  Shares of Common Stock owned by Steel Partners II is $26,104,988,  including brokerage commissions. The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

     Item 5(a) is hereby amended and restated to read as follows:

          (a)    The aggregate  percentage  of Shares of Common Stock  reported owned by each person named herein is based upon  8,981,356  Shares  outstanding, which is the total  number  of Shares  outstanding  as of  September  1, 2004 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2004.

          As of the close of  business on October 26,  2004,  Steel  Partners II beneficially  owned 1,237,950 Shares,  constituting  approximately  13.8% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,237,950  Shares owned by Steel Partners
II,  constituting  approximately  13.8% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,237,950  Shares owned by Steel Partners II,  constituting approximately 13.8% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,237,950  Shares  owned by Steel
Partners II by virtue of his  authority to vote and dispose of such Shares.  All of such Shares were acquired in open-market transactions.

     Item 5(c) is hereby amended to add the following:

          Schedule A annexed  hereto  lists all  transactions  by the  Reporting
Persons in the Issuer's  Common Stock since the filing of Amendment No. 5 to the
Schedule 13D. All of such transactions were effected in the open market.

-------------------------                      ---------------------------------
CUSIP No. 034663104                13D                       Page 6 of 7 Pages
-------------------------                       --------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    October 27, 2004              STEEL PARTNERS II, L.P.

                                        By:   Steel Partners, L.L.C.
                                              General Partner

                                        By:  /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By:  /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                          /s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                        WARREN G. LICHTENSTEIN

-------------------------                      ---------------------------------
CUSIP No. 034663104                13D                       Page 7 of 7 Pages
-------------------------                       --------------------------------

                                   SCHEDULE A
                                   ----------

TRANSACTIONS IN THE SHARES SINCE THE FILING OF AMENDMENT NO. 5 TO THE SCHEDULE 13D
----------------------------------------------------------------------------------
  Shares of Common Stock              Price Per                    Date of
     Purchased                         Share($)                   Purchase
     ---------                         --------                   --------

                               STEEL PARTNERS II, L.P.
                               -----------------------

      22,100                           23.4000                       9/09/04

       6,000                           23.9833                      10/13/04

      14,000                           23.7986                      10/14/04

       4,000                           23.5250                      10/15/04

       4,400                           23.6955                      10/19/04

         100                           23.6700                      10/20/04

      10,000                           23.7425                      10/21/04

      34,000                           23.4788                      10/22/04

       2,200                           23.2409                      10/25/04

                              STEEL PARTNERS, L.L.C.
                              ----------------------
                                       None

                              WARREN G. LICHTENSTEIN
                              ----------------------
                                       None